Exhibit F-1

Christie Day Cannon Assistant General Counsel Telephone: (302) 429-3826 Facsimile: (302) 429-3801 E-mail: christie.cannon@conectiv.com	800 King Street Wilmington, DE 19801 P.O. Box 231 Wilmington, DE 19899-0231

April 21, 2004 Securities and Exchange Commission Office of Public Utility Regulation 450 Fifth Street, N.W. Washington, D.C. 20549 Re: Pepco Holdings, Inc. SEC File No. 70-10217 Ladies and Gentlemen:

As Associate General Counsel of PHI Service Company, representing Pepco Holdings, Inc. ("PHI"), Conectiv and Atlantic City Electric Company ("ACE") (collectively, the "Applicants"), I have acted as counsel to the Applicants with respect to the matters described in the Application-Declaration on Form U-1 (File No. 70-10217) (the "Application") of the Applicants filed on March 29, 2004, with the Securities and Exchange Commission (the "Commission") under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Terms not otherwise defined herein have the meaning ascribed to them in the Application.

The Application requests, among other things, that the Commission issue an order authorizing the proposed sale to the City of Vineland, New Jersey (the "City"), of certain utility distribution assets owned by ACE that operate at 14kV and lower voltages located within the city limits of the City. The proposed sale is a part of the settlement of a condemnation action initiated by the City. The utility distribution assets to be sold are comprised of approximately 4,300 poles, less than 800 miles of primary and secondary wires attached to those poles, approximately 2,400 pad-mounted and pole-mounted transformers, street lights, underground conduit, customer service lines, and customer meters. Also being sold or transferred incidental to the sales transaction are accounts receivable from the transferred customers, various pole attachment agreements with third parties who have equipment attached to the transferred poles, easements and rights of way, and approximately 11 acres of unimproved land. The total consideration for the transaction is $23.9 million, of which $9.1 million was the approximate net book value as of year-end 2001 of the assets to be transferred. Final data are being compiled currently on additions, prior retirements and post-2001 depreciation. A significant, but not specifically quantified, portion of the consideration is for the loss of future income from the customers being transferred. The

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sale of the utility distribution assets and the other incidental sales and transfers described herein and in the Application shall be collectively referred to herein as the "Transactions."

I am a member of the bar of the State of Delaware, the state in which PHI and Conectiv were incorporated. I am not a member of the bars of other states. I do not hold myself out as an expert in the laws of any state other than Delaware, although I have consulted, and will consult, with counsel to the Applicants who are members of the bar of the state of New Jersey, the state in which ACE is incorporated.

In connection with this opinion, I or attorneys in whom I have confidence have examined originals or copies, certified or otherwise identified to my satisfaction, of such records of the Applicants and such other instruments, documents, certificates, agreements and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions set forth herein. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions, I have relied, when relevant facts were not independently established, upon statements contained in the Application and upon the aforesaid instruments, documents, certificates, agreements and corporate or other records.

The opinions expressed below with respect to the Transactions are subject to and rely upon the following assumptions, qualifications, limitations, conditions and exceptions:
a.

The Transactions shall have been duly authorized and approved, to the extent required by the governing corporate documents and applicable state laws, by the Board of Directors of the appropriate Applicant.

b.

All required approvals, authorizations, consents, certificates, rulings and orders of, and all filings and registrations with, all applicable federal and state commissions and regulatory authorities with respect to the Transactions shall have been obtained or made, as the case may be, and shall have become final and unconditional in all respects and shall remain in effect (including the approval and authorization of the Commission under the Act) and such Transactions shall have been accomplished in accordance with all such approvals, authorizations, consents, certificates, orders, filings and registrations.

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c.

The Commission shall have duly entered an appropriate order with respect to the Transactions as described in the Application, granting and permitting the Application to become effective under the Act and the rules and regulations thereunder.

d.

The parties shall have obtained all consents, waivers and releases, if any, required for the transactions under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

e.	No act or event other than as described herein shall have occurred subsequent to the date hereof that would change the opinions expressed herein.

Based on the foregoing, and subject to the assumptions and conditions set forth herein, I am of the opinion that, in the event the Transactions are consummated in accordance with the Application and when the Commission has taken the action requested in the Amendment:

1.	All state laws applicable to the Transactions will have been complied with.
2.

Each of PHI and Conectiv is and will be a corporation validly organized, duly existing and in good standing under the laws of the State of Delaware. ACE is and will be a corporation validly organized, duly existing and in good standing under the laws of the State of New Jersey.

3.	The consummation of the Transactions will not violate the legal rights of the holders of any securities issued by PHI, Conectiv or ACE, or any associate company thereof.
This letter is addressed to the Commission, and no person or entity, other than the Commission, may rely on it. I hereby consent to the use of this opinion as Exhibit F-1 to the Application.
Very truly yours, /s/ Christie Day Cannon Christie Day Cannon
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